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Exhibit 99.1

For Immediate Release November 16, 2007

Orezone Resources Inc. Announces US$200,000,000 Financing

Orezone Resources Inc. (OZN:TSX, AMEX) ("Orezone") announced today that it has agreed to issue a total of 166,700,000 common shares at a price of US$1.20 per share for aggregate gross proceeds of US$200,040,000. Orezone has entered into an underwriting agreement to issue 154,200,000 common shares in the United States and Canada by way of the multijurisdictional disclosure system prospectus, resulting in gross proceeds of US$185,040,000. In addition, Minquest Fund I, L.P. has agreed to subscribe, by way of a concurrent private placement and subject to regulatory approval, for 12,500,000 common shares of Orezone at the same price per share as that of the public offering, resulting in gross proceeds of US$15,000,000 to Orezone.

The underwriting syndicate is led by BMO Capital Markets, CIBC World Markets Inc., and J.P. Morgan Securities Inc. and includes Canaccord Capital Corporation and Raymond James Ltd. Orezone has granted the underwriters an option to purchase up to an additional 23,130,000 common shares at the offering price to cover over-allotments and for market stabilization purposes for a period ending 30 days from the closing of the Offering. If the over-allotment option is exercised in full, gross proceeds of the prospectus offering will be US$212,796,000.

Orezone anticipates filing a final short form prospectus in each of the Provinces and Territories of Canada, except Quebec, and under the multijurisdictional disclosure system in the United States by November 19, 2007. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission ("SEC") but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. You may obtain a copy of the prospectus filed in the United States from BMO Capital Markets — in Canada, call BMO Distribution Center, Attn: Des Raposo, Tel: 416-363-6996, extension 224; in the U.S., contact BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York, 10036, Attn: Catherine Cruz, Tel: 212-702-1937.

Closing of the Offering is expected to occur on or about November 26, 2007 and is conditional on the acquisition of Gold Fields' 60% interest in the Essakane Project in Burkina Faso, West Africa as announced by Orezone on October 11, 2007 (the "Essakane Acquisition"). In part consideration for the Essakane Acquisition, Orezone has elected to issue US$50,000,000 common shares to Gold Fields at a price of US$1.20 per share for a total of 41,666,667 common shares. The majority of the net proceeds of the Offering will be used to finance the cash component of the Essakane Acquisition (US$150,000,000), with the remainder used to fund the continued development of the Essakane Project and for general corporate purposes.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. The company has a pipeline of projects, all located in politically stable areas of West Africa which is one of the world's fastest growing gold producing regions. Orezone's mission is to create wealth by discovering and developing the earth's resources in an efficient and responsible manner.

For further information please contact:

Ron Little Chief Executive Officer rlittle@orezone.com	Niel Marotta Vice President Corporate Finance & Development nmarotta@orezone.com
Pascal Marquis President pmarquis@orezone.com	Janet Eastman Manager of Investor Relations jeastman@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

Statements relating to the completion of the contemplated financing and the operation of Orezone after completion of the transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, the underwriters not completing the sale the securities, the failure to obtain any necessary regulatory or stock exchange approval or failure to satisfy conditions to the closing, the failure of the Essakane transaction to close as currently planned and other risks and uncertainties, including those described in Orezone's Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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Orezone Resources Inc. Announces US$200,000,000 Financing